

ARCX

Anesu Restorative Care LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $100,000

Offering End Date: May 16, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Anesu Restorative Care LLC

Founded: August 20, 2021

Address: 1225 Whitehorse Mercerville Rd,
Suite 202, Hamilton, NJ 08619

Industry: Miscellaneous Health Practitioner Office

Employees: 12

Website: https://www.anesucares.com/

Use of Funds Allocation:

If the maximum raise is met:

$100,000 (100.00%) – of the proceeds will go towards working capital- FF&E: 2 Winback3 treatment machines and exercise equipment

$0 (0.00%) – SMBX will not be charging a capital raise fee as these bonds are part of the Mercer County Small Business Investment Program and SMBX's expenses have been subsidized, in whole or in part, by federal award number SLFRP4580 awarded to the County of Mercer by the U.S. Department of the Treasury

Social:

Facebook: 123 Followers

SMBx



Business Metrics:

	FY22	FY23
Total Assets	$152,589	$47,586
Cash & Cash Equivalents	$51,545	$47,586
Accounts Receivable	$0	$0
Short-term Debt	$66,306	$40,346
Long-term Debt	$0	$33,947
Revenue	$555,710	$1,442,805
Cost of Goods Sold	$11,317	$10,460
Taxes	$0	$0
Net Income	$67,049	$58,409

Recognition:

Anesu Restorative Care LLC (DBA Anesu Restorative Care) delivers exceptional medical care to 90 patients per week in Hamilton, NJ, and Yardley, PA. It has an 80+% success rate in treating difficult medical problems previously only treated by medication, surgery, or injections.

About:

Anesu Restorative Care LLC (DBA Anesu Restorative Care) is a physiotherapy and neuropathy treatment center that uses the latest medical equipment to treat neuropathy and chronic pain. The treatment is covered by insurance and provides long-term pain relief for our patients with minimal risk and maximum comfort.

For more information, contact our Customer Support Team at support@thesmbx.com

